                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 12)*



                         GRC International, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $.10
________________________________________________________________________________
                        (Title of Class of Securities)


                                   36192210
        _______________________________________________________________
                                (CUSIP Number)

                             Frank J. A. Cilluffo
                           Cilluffo Associates, L.P.
                          160 Broadway, East Building
                           New York, New York 10038
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                             October 15, 1996
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 36192210                                       PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cilluffo Associates, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,708,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,708,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,708,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       18.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 36192210                                       PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank J. A. Cilluffo
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,708,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,708,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,708,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       18.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 36192210                                       PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Edward C. Meyer (Ret.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          15,606
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,708,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          15,606
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,708,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,723,606
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

       18.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                       AMENDMENT NO. 12 TO SCHEDULE 13D

          This Schedule 13D is being amended (and restated pursuant to Regulation S-T, Rule 101(a)(2)(ii)) and filed pursuant to Regulation 13D-G of the Securities Exchange Act of 1934. Items 1 through 7 of statements on
Schedule 13D (as previously amended) filed by Cilluffo Associates, L.P. ("Cilluffo Associates"), Frank J. A. Cilluffo and General Edward C. Meyer (Ret.) (collectively, the "Reporting Persons"), are amended and restated as set forth under the appropriate captions below.


Item 1.  Security and Issuer.
         -------------------

          This statement relates to the Common Stock, par value $.10 per share (the "Shares") of GRC International, Inc. (formerly known as Flow General Inc.), a Delaware corporation (the "Company"). The Company has its principal executive offices at 1900 Gallows Road, Vienna, Virginia 22182.


Item 2.  Identity and Background.
         -----------------------

          (a) and (b)

          The principal business of Cilluffo Associates is investing in securities for its own account. Mr. Cilluffo and General Meyer are managing general partners of Cilluffo Associates.

          Cilluffo Capital, L.P. ("Cilluffo Capital") is also a general partner of Cilluffo Associates. However, the management of Cilluffo Associates is vested in Mr. Cilluffo, and Cilluffo Capital has no voting or dispositive power over the Shares owned by Cilluffo Associates. Moreover, the management of Cilluffo Capital is vested exclusively in Mr. Cilluffo, who is the managing general partner of Cilluffo Capital. Cilluffo Capital's principal business is serving as a general partner of Cilluffo Associates.

          Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by another Reporting Person unless such Reporting Person has reason to believe that such information is inaccurate. By its or his signature on this statement, each of the Reporting Persons agrees that this statement is filed on behalf of it or him.

          (c) The principal business address of Cilluffo Associates is 160 Broadway, East Building, New York, New York 10038. The principal business address of each of Cilluffo Capital and Mr. Cilluffo is 439 Middle Street, Portsmouth, New Hampshire

                               Page 5 of 9 Pages

03801. The address of General Meyer is 1101 S. Arlington Ridge Road, Arlington, VA 22202.

          (d) During the last five years, none of the Reporting Persons or Cilluffo Capital has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons or Cilluffo Capital has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Cilluffo and General Meyer are United States citizens, and each of Cilluffo Associates and Cilluffo Capital is a Delaware limited partnership.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

          The aggregate purchase price of the 1,708,000 Shares acquired by Cilluffo Associates through the date hereof was $8,612,496.30 (including brokerage commissions). The funds used by Cilluffo Associates to purchase such Shares came from working capital funds available for investment.

          Since July 27, 1993, General Meyer, in his capacity as a director of the Company, has received 15,606 options to purchase Shares.


Item 4.  Purpose of Transaction.
         ----------------------

          The Shares owned by Cilluffo Associates were acquired for investment purposes. Cilluffo Associates will periodically review its investment in the Shares and may, from time to time or at any time, determine to buy Shares or any other securities of the Company or sell Shares or such other securities in the open market, in privately negotiated transactions or otherwise.

          Except as otherwise stated herein, none of the Reporting Persons has any present plan or proposal which relates to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any subsidiary thereof; (c) a sale or transfer of a material amount of assets of the Company or any subsidiary thereof; (d) any change in the present Board of Directors (the "Board") or management of the

                               Page 6 of 9 Pages

Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

          The Reporting Persons have communicated and may continue to communicate with Company representatives and other shareholders regarding the Company and matters that may affect the Reporting Persons' investment in the Company.

          On July 24, 1992, General Meyer became a member of the Company's
Board.

          On January 3, 1995, Cilluffo Associates filed a notification and report form under the Hart-Scott Rodino Antitrust Improvements Act of 1976 (the "HSR Act") in order to permit Cilluffo Associates to make future purchases of Shares which, together with its existing holdings, would exceed the 15% notification threshold under the HSR Act. The waiting period required under the HSR Act has since terminated.

          Cilluffo Associates by letter dated October 7, 1996, requested the Company's Board to: (i) expand the Board by one person and (ii) name Mr. Cilluffo to fill such newly created directorship. Cilluffo Associates also requested that, upon Mr. Cilluffo's election to the Board, with Mr. Cilluffo's participation, the Company embark on a prompt selection process for an investment banking firm to assist in the evaluation of all alternatives for enhancing the Company's growth and implementation of its long and short term strategic plans. The scope of the investment banking firm's assignment should include, without limitation, identification of potential strategic alliances.

          On October 15, 1996, Mr. Cilluffo became a member of the Company's Board.

          Mr. Cilluffo and General Meyer are directors of the Company. As directors of the Company, Mr. Cilluffo and General Meyer have the ability to participate in and potentially influence the formulation, determination and direction of certain business decisions and policies of the Company.

                               Page 7 of 9 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          (a) and (b)

                                    NUMBER OF SHARES        PERCENT OF
REPORTING PERSON                    BENEFICIALLY OWNED      CLASS (1)
Mr. Frank J. A. Cilluffo            1,708,000 (2)(3)        18.4%

General Edward C. Meyer (Ret.)      1,723,606 (2)(3)(4)     18.5%

Cilluffo Associates                 1,708,000 (2)(3)        18.4%

(1) Based on the 9,291,203 Shares outstanding as of July 31, 1996 as reported in the Company's 10-K for the fiscal year ended June 30, 1996, plus 15,606 Shares issuable under directors' options in the case of General Meyer.

(2) 1,708,000 Shares are directly owned by Cilluffo Associates. Mr. Cilluffo and General Meyer, as managing general partners of Cilluffo Associates, are deemed to share voting and dispositive power over such Shares.

(3) Although each of Cilluffo Associates and General Meyer could be deemed, by virtue of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the Shares owned by each other, each such party disclaims such beneficial ownership.

(4) 15,606 Shares may be acquired directly by General Meyer upon exercise of directors' options.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

          Not applicable.


Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

          Pursuant to Regulation S-T, Rule 101(a)(2)(ii), previously filed exhibits to a Schedule 13D are not required to be restated herein.

                               Page 8 of 9 Pages

                                  SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 23, 1996

                                       CILLUFFO ASSOCIATES, L.P.


                                       By: /s/ Frank J. A. Cilluffo
                                           ---------------------------------
                                       Title: Managing General Partner


                                       /s/ Frank J. A. Cilluffo
                                       -------------------------------------
                                       Frank J. A. Cilluffo


                                       /s/ Edward C. Meyer
                                       -------------------------------------
                                       General Edward C. Meyer (Ret.)



                               Page 9 of 9 Pages